Exhibit 1
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For Immediate Release                                             3 January 2008



                              WPP GROUP PLC ("WPP")

 JWT acquires stake in digital and dialogue marketing agency, Tagora, in Belgium



WPP announces that its wholly-owned operating company, JWT, the leading marketing communications group, has acquired a 75% stake in Tagora.com NV ("Tagora"), a leading Belgian digital and dialogue marketing agency.

Tagora has offices in Brussels and employs 30 people. Tagora's major clients include Radisson, CISCO, Carlsberg and the European Commission and serves some of Belgium's top businesses and organisations, including Nuon, Walibi, Trade Mart and Belgian National Bank.

Tagora's revenues for the year ended 31 December 2006 were (euro)3.6 million with gross assets at the same date of (euro)2.74 million.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.



Contact:
Feona McEwan, WPP
T. 44-20 7408 2204
www.wpp.com
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